Contact

www.linkedin.com/in/kevin-jones-583a1226 (LinkedIn)

Kevin Jones

Founder & CEO: Blue Wire
Los Angeles, California, United States

Experience

Blue Wire Sports Podcasting
Founder & CEO
September 2018 - Present (5 years 1 month)
San Francisco Bay Area

500 Startups
Batch 25
May 2019 - September 2019 (5 months)
San Francisco, California

CUMULUS MEDIA
Digital Content Manager / 49ers Beat Reporter
March 2016 - August 2017 (1 year 6 months)
San Francisco Bay Area

Pro Football Focus
Editor
October 2015 - February 2016 (5 months)

Cleveland Browns
Team Reporter
April 2014 - October 2015 (1 year 7 months)
Berea, Ohio

WUSA-TV
Sports Producer/Blogger/TV Contributor
November 2011 - December 2013 (2 years 2 months)
Washington D.C. Metro Area

Washington Redskins
Gameday Digital Media Assistant
August 2011 - December 2011 (5 months)
Landover, MD

ESPN True Hoop - Philadunkia.com

Staff Writer
July 2010 - November 2011 (1 year 5 months)

WZMB 91.3
Talk Radio Host
August 2010 - May 2011 (10 months)

Florida League
Media Intern
May 2010 - August 2010 (4 months)

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Education

East Carolina University

Communication, Broadcast / Journalism · (2007 - 2011)

Chantilly High School